SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG —————- TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com December 20, 2018

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Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FANGDD NETWORK GROUP LTD
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, FANGDD NETWORK GROUP LTD, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0000001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

December 20, 2018

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2016 and 2017 and for the two years ended December 31, 2017. Prior to the distribution of a preliminary prospectus, the Company will amend the registration statement to include all financial statements required by Regulation S-X at the date of the amendment.

*        *         *

Draft Registration Statement

Securities and Exchange Commission

December 20, 2018

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4891 or via e-mail at will.cai@skadden.com, or John Fung, partner at KPMG Huazhen LLP, by telephone at +86 21-2212-2629 or via email at john.fung@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Yi Duan, Chief Executive Officer, FANGDD NETWORK GROUP LTD

Huaxin Wen, Financial Director, FANGDD NETWORK GROUP LTD

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

John Fung, Partner, KPMG Huazhen LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP